▪ EXHIBIT 99.1
ADDITION OF AN AFFILIATED COMPANY
1. Company to be affiliated of

– Company Name	:	POSCO-MPC S.A. de.C.V.

– Total Assets(KRW)	:	5,846,400,000

– Total Equity(KRW)	:	5,846,400,000

– Paid-in Capital (KRW)	:	5,846,400,000

– Major business	:	Manufacturing, Storage and Transportations of Steel
2.	Name of company group: POSCO (POSAM 61%)

3.	Total number of affiliated companies after additional affiliation : 54

4.	Others
–	Total Paid-in Capital of POSCO-MPC S.A.de. C.V. : U$15,000,000.

–	Under shareholder agreement, POSAM (POSCO’s affiliate) and the others makes initial investment of U$6,000 thousand which is 40% of Paid –in Capital of POSCO-MPC S.A. de.C.V.

–	POSAM makes the corresponding investment of U$3,660 thousand

–	The remaining amount of U$5,940 thousand is scheduled to be made by POSAM until the early of June 2006.

–	Total Assets, Total Equity and Paid-in Capital converted into KRW at the rate of 974.40 KRW/USD on March 17, 2006.